Exhibit 99.1

Zhibao Technology Inc. Announces Up to $7.2 Million Convertible Note Financing

Shanghai, China, September 23, 2024 – Zhibao Technology Inc. (Nasdaq: “ZBAO” or the “Company”), a leading and high growth InsurTech company primarily engaged in providing digital insurance brokerage services through its operating entities in China, today announced that it has entered into a definitive securities purchase agreement with an institutional investor for the sale of senior secured 10% original issue discount convertible promissory notes (the “Notes”) in the principal amount of up to $8 million, with 40% warrant coverage, to be drawn in tranches, for gross proceeds of up to $7.2 million. The Company also issued $750,000 of pre-funded warrants to such institutional investor, exercisable upon the occurrence of events of defaults as set forth in the Notes. The Company plans to use the net proceeds when received from the offering for working capital purposes.

EF Hutton LLC acted as exclusive placement agent for the offering.

About Zhibao Technology Inc.

Zhibao Technology Inc. is a leading and high growth InsurTech company primarily engaging in providing digital insurance brokerage services through its operating entities (“Zhibao China Group”) in China. 2B2C (“to-business-to-customer”) digital embedded insurance is the Company’s innovative business model, which Zhibao China Group pioneered in China. Zhibao China Group launched the first digital insurance brokerage platform in China in 2020, which is powered by their proprietary PaaS (“Platform as a Service”).

Zhibao has developed more than 40 proprietary and innovative digital insurance solutions addressing different scenarios in a wide range of industries, including but not limited to travel, sports, logistics, utilities, and e-commerce. Zhibao China Group acquire and analyze customer data, utilize big data and artificial intelligence technology to continually iterate and enhance its digital insurance solutions. This iterative process, in addition to continually improving its digital insurance solutions, will keep the Company abreast of the new trends and customer preferences in the market.

For more information, please visit the Company’s website at www.zhibao-tech.com.

Forward Looking Statements

Statements in this press release about future expectations, plans and prospects, as well as any other statements regarding matters that are not historical facts, may constitute “forward-looking statements” within the meaning of The Private Securities Litigation Reform Act of 1995. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “is/are likely to,” “potential,” “predict,” “project,” “should,” “target,” “will,” “would” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations that arise after the date hereof, except as may be required by law. These statements are subject to uncertainties and risks including, but not limited to, the uncertainties related to market conditions, and other factors discussed in the “Risk Factors” section of the registration statement filed with the SEC. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and other filings with the SEC. Additional factors are discussed in the Company’s filings with the SEC, which are available for review at www.sec.gov.

Contact Information:

For Media and Investor Relations

Zhibao Technology Inc.

Investor Relations Office

ir@zhibao-tech.com

Skyline Corporate Communications Group, LLC

Scott Powell, President

Avenues Tower

1177 Avenue of the Americas, 5th floor

New York, NY 10036

Office: (646) 893-5835

Email: info@skylineccg.com